Via Facsimile and U.S. Mail
Mail Stop 6010

      July 21, 2005

Mr. Roy T.K. Thung
President and Chief Executive Officer
Independence Holding Company.
96 Cummings Point Road
Stamford, Connecticut   06902


      Re:	Independence Holding Company
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
      File No. 001-32244


Dear Mr. Thung:

      We have limited our review of your filing to only those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of ...

Critical Accounting Policies

Insurance Reserves

1. For each of your health insurance products, provide us the following information in disclosure-type format to help us evaluate the adequacy of your health insurance reserves:

* The amount accrued as of the latest balance sheet date presented, the total of which should agree to the amount presented on the balance sheet.
* The amount of reserves for IBNR losses, separately from reported losses.
* The range of loss reserve estimates as determined by your actuaries.
* The key assumptions used to arrive at your best estimate of loss reserves within that range and what specific factors led you to believe this amount, rather than any other amount within the range, represented the best estimate of incurred losses.
* A discussion that explains the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.

2. As you appear to have significantly revised your estimate of health insurance reserves recorded in prior years, please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure regarding these changes in estimate:

* Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
* Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
* Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Significant Accounting Policies and Practices

3. Please provide us, in disclosure-type format, to help us evaluate your accounting and the adequacy of your disclosure how you apply the following policies to your health, versus life, insurance policies:
(a) deferred acquisition costs, (b) insurance reserves, and (c) premium revenue.

(I)  Deferred Acquisition Costs ("DAC")

4. We note that you adjust DAC each quarter to reflect revised best estimate assumptions and that any resulting DAC unlocking adjustments are currently reflected. Please tell us (a) how often you recognize unlocking adjustments (not just to DAC), (b) the reasons for the adjustments, (c) the financial statement line items affected and (d) by what amounts and how your accounting complies with FAS 60.


*    *    *    *

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Oscar M. Young, Senior Staff Accountant, at (202) 551-
3622,
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
								Accountant

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Roy T.K. Thung
Independence Holding Company
July 21, 2005
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